

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-Mail
Bruce Lucas
Chairman & Chief Investment Officer
Heritage Insurance Holdings, LLC
700 Central Ave., Ste. 500
St. Petersburg, FL 33701

> **Re: Heritage Insurance Holdings, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted February 13, 2014**
> **CIK No. 0001598665**

Dear Mr. Lucas:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our Business, page 3

4. We note your disclosure of completing the acquisition of the assets and personnel of your main water mitigation vendor in the first quarter of 2014. In this regard, explain to us why you did not provide acquiree's financial statements related to this probable acquisition.

Our Competitive Strengths, page 6

5. We note your statement that in the near future a significant number of your repair technicians will also be able to function as claims adjusters, allowing you to capture additional efficiencies. Please revise your disclosure to explain how repair technicians will be able to act as claims adjusters.

Additional Considerations, page 7

6. Please revise the heading of this section to more accurately describe the information provided thereunder. For example, a heading entitled "Risks Associated With Our Business" would appear to more specifically encompass the risks identified.

Risk Factors
"Heritage P&C is subject to additional regulation imposed by consent orders…," page 25

7. We note that under your consent order with FLOIR, you have agreed to higher or more stringent restrictions than are otherwise required under Florida law. Please expand your risk factor discussion to identify each material restriction under the consent order which is more stringent than required under Florida law.

Our insurance subsidiary is subject to minimum capital and surplus requirements…," page 26

8. Please revise your risk factor to identify the specific risk-based capital ratio you must meet to avoid regulatory action and the minimum capital and surplus requirements that must be maintained by your insurance subsidiary. Please also indicate your current holdings with respect to each of these requirements.

Use of Proceeds, page 33

9. We note that you have no current specific plan for the proceeds of this offering other than for general corporate purposes. Accordingly, please expand your disclosure to discuss the principal reasons for the offering, pursuant to Item 504 of Regulation S-K.

Dividend Policy, page 34

10. We note your disclosure that Heritage P&C has agreed to pay only those dividends that have been approved in advance and in writing by FLOIR. Please revise your disclosure to indicate whether Heritage P&C was approved by FLOIR to pay any dividends to Heritage Holdings in 2013 and whether any such dividends were paid. Please also specify the amount approved and paid, as applicable.

Dilution, page 36

11. Please revise the discussion and table to begin with your historical net tangible book value per share, instead of pro forma net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and results of Operations
Critical Accounting Policies and Estimates
Reserves for Unpaid Losses and Loss Adjustment Expenses, page 52

12. Please revise your discussion to include the following information regarding the reserve for loss and loss adjustment expenses:
   - The range of loss reserve estimates from which you selected your best point estimate;
   - The amount of IBNR separately from case reserves

13. While you state on page 53 that "[w]e do not believe any reasonably likely changes in the frequency or severity of claims would have a material impact on our stated reserves level or operating results," we also note your disclosure from page F-11 that "… a reasonable possibility exists that our estimate may vary significantly in the near term from the estimated amounts included in our consolidated financial statements." Please revise your disclosure to reconcile this inconsistency. To the extent that a reasonable possibility exists that your estimate may vary significantly, please quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions may have on reported results, financial position and liquidity.

Stock-Based Compensation, page 55

14. Please provide us a table and narratives that disclose all equity issuances to date or confirm that no additional equity issuances such as options, warrants, preferred stock, common stock, etc. were made subsequent to the latest filing.

15. To the extent your estimated IPO price is significantly different from your most recent valuation at October 31, 2013, please tell us the factors contributing to the change in the common stock fair value. Please note that we will defer our evaluation of any stock compensation issues until an estimated IPO price has been determined.

Business
Government Regulation, page 68

16. Please confirm that your discussion discloses all of your material obligations under your consent order with FLOIR. Please also indicate your current level of compliance with each of these requirements. In addition, please file a copy of the consent order as an exhibit to your registration statement or explain the basis for your conclusion that you are not required to do so under Item 601(b) of Regulation S-K

Management
Family Relationships, page 73

17. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or person nominated or chosen to become a director should serve as a director, in light of the registrant's business and structure.

18. Please expand your discussion to disclose the nature of any family relationship between any of your current directors and the other persons listed in Item 401(d) of Regulation S-K.

Consolidated Financial Statements and Footnotes

19. Please provide audited financial schedules as prescribed by Rule 7-05 of Regulation S-X or explain to us why you are not required to do so.

Notes to Consolidated Financial Statements
10) Income Taxes, page F-25

20. Please tell us and disclose the nature of the line item, "operating losses (income) from disregarded entities."

16) Members' Equity and Temporary Equity, page F-30

21. Please reconcile for us the number of issued shares as discussed here during 2013 to those as presented on your consolidated statements of members' equity. For example, we note that you issued 2,733 shares during January 2013. However, the sum of shares issued during the nine months period ended September 30, 2013 as indicated on your consolidated statements of members' equity is 2,526.

Item 16. Exhibits and Financial Statement Schedules, page II-3

22. Please file the following as exhibits to your registration statement:
   - the form of lock-up agreement to which you, your executive officers and directors, and certain of your stockholders have agreed, as soon as it becomes available; and
   - the form(s) of your indemnification agreements with your directors and officers.

23. Please file your agreement with FAIA Member Services as an exhibit to the registration statement or provide an analysis as to why it is not required to be filed under Item 601 of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Keira Nakada at (202) 551-3659 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Steven J. Gavin D
        Winston & Strawn LLP
        35 W. Wacker Drive
        Chicago, IL 60601-9703